Exhibit 99.6

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S  R E L E A S E

March 30, 2011

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 56,561,274

WESTERN WIND ENERGY CORP. ANNOUNCES ENTERING INTO INVESTOR RELATIONS AGREEMENT WITH ALPHAEDGE INC.

Vancouver, BC – Western Wind Energy Corp. (“Western Wind”) has entered into an investor relations agreement (the “IR Agreement”) with AlphaEdge Inc. (“AlphaEdge”), an Ontario corporation whose principal is Lawrence Casse, effective April 1, 2011. Mr. Casse was previously a research analyst with two Toronto institutional brokerage firms over the past five years, covering a wide variety of companies.

AlphaEdge is an investor communications and independent research company and will provide a variety of communications and investor relations services to Western Wind, including assisting with the dissemination of news and information to the public and initiating and maintaining contact with the investment community.

“I look forward to working with Western Wind,” Mr. Casse said. “Western Wind has created tremendous value in recent years that, in my view, is not reflected in the current stock price. I plan to be working to communicate and elaborate that point to institutional and retail investors.”

The initial term of the IR Agreement is one year. Western Wind will pay AlphaEdge a fee of $2,750 per month. Western Wind has also granted AlphaEdge 60,000 stock options with an exercise price equal to a price per share of 15% above the average trading price for the thirty days immediately preceding the signing of the IR Agreement. The options will vest according to the terms of the Western Wind stock option plan. Western Wind will also reimburse AlphaEdge for certain reasonable expenses incurred in connection with its services under the IR Agreement.

Due to the extensive assets and land holdings of Western Wind, we anticipate another 6 weeks before the completion of the remaining company valuation. This document is needed before any further work on the Substantial Issuer Bid.

The company is receiving many enquiries regarding the anticipated EBIDTA after both Kingman and Windstar are completed this July and December, respectively. Without taking into consideration our existing two debt-free producing production assets, the Lender’s and Independent Engineer’s approved financial models for the two in-constructions assets forecast an annual EBIDTA of slightly over $33.5 Million per year or 60 cents per undiluted share per year for 2012.

Western Wind is a vertically integrated renewable energy electrical production company that currently owns over 500 wind turbines with 165.5 MW of rated capacity either in production or in construction in the States of California and Arizona. Western Wind further owns additional development assets for both solar and wind energy in California, Arizona, Ontario, Canada and has a development team in the Commonwealth of Puerto Rico.

Western Wind is in the business of owning and acquiring land sites and technology for the production of electricity from wind and solar energy. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Contact:	Lawrence Casse
alphaedge@gmail.com
(416) 992-7227

“Western Wind Energy Corp. was recognized as a TSX Venture 50® company in 2010. TSX Venture 50 is a trade-mark of TSX Inc. and is used”

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the state of the Company’s business activities and various factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.

“Western Wind Energy Corp. was recognized as a TSX Venture 50® company in 2010. TSX Venture 50 is a trade-mark of TSX Inc. and is used”